

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

May 13, 2010

Via U.S. Mail and Facsimile to (614) 438-4900

William P. Donnelly
Chief Financial Officer
Mettler-Toledo International Inc.
1900 Polaris Parkway
Columbus, OH 43240

> **Re:** **Mettler-Toledo International Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2009**
> **Filed February 9, 2010**
> **File No. 001-13595**

Dear Mr. Donnelly:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. In connection with our review of the Part III information that you have incorporated by reference from your proxy statement into your Form 10-K, it does not appear that you included any disclosure in response to Item 402(s) of Regulation S-K in your proxy statement. Please advise us of the basis for your conclusion that such disclosure was not necessary in your proxy statement and describe the process you undertook to reach that conclusion.

2.   We note from your disclosure under "Long-Term Incentives" on page 16 of your proxy statement that you granted certain performance options in 2008 that vest if certain EPS growth targets are met. Please advise us if the amounts included in the summary compensation table reflect the value of these awards at the grant date assuming that the highest level of performance conditions will be achieved. Refer to Instruction 3 to Regulation S-K Item 402(c)(v) and (vi).

*   *   *

Please respond to the comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Celia Soehner at (202) 551-3463 or me at (202) 551-3635 if you have any questions.

Sincerely,

Tim Buchmiller
Senior Attorney